                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

       Aetna Real Estate Associates, L.P., a Delaware limited partnership
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer)*

           Oak Investors, LLC, a Delaware limited liability company -

      Arlen Capital, LLC, a California limited liability company (Offerors)
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                      Limited Partnership Depositary Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  008161 10 10
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

 Don Augustine, Manager, Arlen Capital, LLC 1650 Hotel Circle North, Suite 200,
                     San Diego, CA 92101 Tel: (619) 686-2002

       with a copy to: Peter R. Pancione, Esq., Gipson Hoffman & Pancione,
       1901 Avenue of the Stars, Suite 1100 Los Angeles, California 90067
                      Tel: (310) 556-4660 Fax: 310-556-8945
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person

  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

                        Transaction                      Amount of Filing Fee
                 Valuation *   $10,000,000                      $2,000


* Set forth the amount on which the filing fee is calculated and state how it was determined.

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 1,000,000 UNITS AT A PURCHASE PRICE OF $10.00 PER UNIT IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION O-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS ASSUMED TO BE PURCHASED.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  __________________     Filing Party:___________________
Form or Registration No.:  ________________     Date Filed:_____________________

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/          third-party tender offer subject to Rule 14d-1.
     / /          issuer tender offer subject to Rule 13e-4.
     / /          going-private transaction subject to Rule 13e-3.
     /X/          amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

     This Amendment No. 2 To Schedule TO relates to a tender offer by Oak Investors, LLC, a Delaware limited liability company, to purchase 1,000,000 Limited Partnership Depositary Units ("Units") of Aetna Real Estate Associates, L.P., A Delaware limited partnership (the "Partnership"), at $10.00 cash per Unit, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2000 ("Offer to Purchase") and the related Agreement of Sale, and Amendment No. 1 to the Schedule TO dated March 16, 2000.

     All information in the Offer to Purchase and Agreement of Sale filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively to the Schedule TO and filed as Exhibits (a)(1)(v) and (a)(1)(vi) to Amendment No. 1 to the Schedule TO are incorporated herein by this reference in response to all of the Items set forth in Schedule TO.

     Terms not otherwise defined below shall have the meanings ascribed to them in the Schedule TO and Offer to Purchase.

     The following Items of the Schedule TO contain information that has not been sent to the Partnership's unit holders.

     ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7(a) is amended and supplemented as follows:

     The total amount of funds required by Purchaser to purchase the 105,468 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses is $795,229. The Purchaser obtained such funds, including amounts necessary to pay its fees and expenses, pursuant to a Note from Credit Suisse First Boston Mortgage Capital, LLC, a Delaware limited liability company, the terms of which are described in "Section 12. Source of Funds" in Exhibit a(1)(i) to the Schedule TO, the Offer to Purchase, which is incorporated herein by this reference.

     ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Items 8 (a) and (b) are amended and supplemented as follows:

         The Offer expired at 12:00 midnight, Eastern time on April 7, 2000. Pursuant to the Offer, the Purchaser accepted 105,468 Units, approximately 0.83% of the issued and outstanding Units. Purchaser now owns 759,438 Units, approximately 5.97% of the issued and outstanding Units.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 24, 2000                     OAK INVESTORS, LLC

                                            By:  Arlen Capital, LLC
                                                   its Manager


                                            By:  /s/ Don Augustine
                                                 -------------------------------
                                                 Don Augustine, Manager


                                            ARLEN  CAPITAL, LLC


                                            By:  /s/ Don Augustine
                                                 -------------------------------
                                                 Don Augustine, Manager


                                        3